UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Entry into a Material Agreements

Securities Purchase Agreement

On May 19, 2025, we entered into a securities purchase agreement (the “SPA”) with an institutional investor (the “Purchaser”), pursuant to which we sold to the Purchaser (i) 375,000 ordinary units, with each ordinary unit consisting of one ordinary share, one class A warrant to purchase one ordinary share (the “Class A Warrant”), and one class B warrant to purchase one ordinary share (the “Class B Warrant”), and (ii) 1,625,000 pre-funded units with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share, one Class A Warrant, and one Class B Warrant “Offering”). Each ordinary unit was sold at an offering price of $2.00 per unit, and each pre-funded unit sold at an offering price of $2.00 per unit less the nominal remaining exercise price of $0.0001. The Offering is expected to result in gross proceeds to us of approximately $4,000,000 before deducting placement agent fees and other estimated offering expenses (the “Offering”). The Offering is scheduled to close on May 21, 2025.

Each pre-funded warrant is immediately exercisable upon issuance and can be exercised until all such pre-funded warrants are exercised at the remaining exercise price per share equal to $0.0001. Each Class A Warrant is immediately exercisable upon issuance at an exercise price of $2.00 per share and will expire five years from the date of issuance. Each Class B Warrant is immediately exercisable upon issuance at an exercise price of $2.00 per share and will expire on the earlier of (a) 30 days following receipt of results from our eAArly Detect 2 study, or (b) one year from the date of issuance. Each Class A Warrant and Class B Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions. The SPA contains customary representations, warranties, and indemnification provisions.

Placement Agency Agreement

We also entered into a placement agency agreement dated May 19, 2025 (the “Placement Agency Agreement”) with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. Pursuant to the Placement Agency Agreement, we paid the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering plus $85,000 in fixed fees. The Placement Agency Agreement contains customary representations, warranties, and indemnification provisions.

Warrant Amendment

On December 12, 2024, we entered into a securities purchase agreement (the “SPA”) with the Purchaser, pursuant to which we sold to the Purchaser (i) 220,165 ordinary units, with each ordinary unit consisting of one ordinary share, one class A warrant to purchase one ordinary share (the “December 2024 Class A Warrant”), and one class B warrant to purchase one ordinary share (the “December Class B Warrant”), and (ii) 1,147,356 pre-funded units with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share, one December Class A Warrant, and one December Class B Warrant. Each of the December Class A Warrants and the December Class B Warrants were exercisable at $5.85 per share.

As further consideration for the Offering, we agreed upon the closing of the Offering to reduce the exercise price of each of the December Class A Warrants and the December Class B Warrants from $5.85 per share to $2.00 per share pursuant to a Warrant Amendment entered into on May 19, 2025.

The form of the Class A Warrant, the Class B Warrant, the Pre-Funded Warrant, the SPA, and the Placement Agency Agreement were described in the Registration Statement on Form F-1 (no. 333-287249) for the Offering and were attached as exhibits thereto. The Warrant Agreement is attached hereto as an exhibit.

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-269091).

Exhibit No.	Exhibit
10.1	Warrant Amendment, dated May 19, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2025	By:	/s/ William J. Caragol
Chief Financial Officer

2